The Atlantic Building

950 F Street, NW

Washington, DC 20004-1404

202-239-3300 | Fax: 202-239-3333

David J. Baum	Direct Dial: 202-239-3346	Email: David.Baum@alston.com

February 10, 2022

VIA E-mail and EDGAR

Christine Y. Greenlees, Esq.

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Monachil Credit Income Fund, et. al. (the “Applicants”); File No. 812-15247

Dear Ms. Greenlees:

This letter (the “Letter”) is in response to the comments provided by the staff of the U.S. Securities and Exchange Commission (the “Staff”) in a letter dated October 18, 2021 (the “Comments”), relating to the Applicant’s application for an order pursuant to: (i) Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), granting exemptions from Sections 18(a)(2), 18(c) and 18(i) of the 1940 Act, (ii) Sections 6(c) and 23(c) of the 1940 Act, granting an exemption from Rule 23c-3 of the 1940 Act, and (iii) Section 17(d) of the 1940 Act and Rule 17d-1 thereunder (the “Application”), filed on July 20, 2021. For your convenience, we have set forth below each of the Staff’s comments followed by the relevant response. All capitalized terms used but not defined herein have the meanings ascribed to them in the Application. The responses and information described below are based upon information provided to us by the Applicants. Where revisions to the Application are referenced in the responses set forth below, such revisions are included in Amendment No. 1 to the Application filed concurrently herewith (the “Amendment No. 1”).

Comment #1

To the extent the Commission issues a notice of the filing of this Application giving interested persons an opportunity to request a hearing on the matter, if the Applicants would like to receive any hearing requests by e-mail, please provide email address(es) for the Applicants on the cover page of the application. Such e-mail address(es) will be included in any notice issued of this Application. See Division of Investment Management Staff Statement on Hearing Requests on Applications Filed Under the Investment Company Act of 1940 and the Investment Advisers Act of 1940, IM-INFO-2020-03 (Apr. 2020), https://www.sec.gov/files/im-info-2020-03.pdf.

Monachil Credit Income Fund, et. al.

February 10, 2022

Response #1

Email addresses for David Baum and Joseph McNeila have been added to the cover of the application.

Comment #2

Supplementally, please: (a) identify the Initial Fund’s 1940 Act and Securities Act of 1933 registration numbers, and (b) confirm that the registration statement is effective.

Response #2

The Initial Fund’s 1940 Act and Securities Act of 1933 registration numbers are 333-257241 and 811-23709, respectively. Pre-effective amendment No. 1 to the Initial Fund’s registration statement was filed on October 15, 2021, and Pre-effective amendment No. 2 was filed on February 9, 2022. The Initial Fund is not yet effective as of the date of this letter.

Comment #3

The Application filed on EDGAR appears to have two pages numbered “2.” Please correct this error. Our comments below refer to the first page 2.

Response #3

The requested change has been made.

Comment #4

On page 2, in the first full paragraph: (a) please replace “that will operate as a registered” with “registered under the 1940 Act as a,” and (b) the Application states that the Initial Fund “will be advised by Monachil Capital Partners LP.” To the extent that the Investment Management Agreement has been approved, please revise the Application’s reference to such services throughout the Application to clarify that these are currently in place.

Response #4

(a) The requested change has been made.

(b) As of the date of this Letter and Amendment No. 1, the Investment Management Agreement between the Initial Fund and Monachil Capital Partners LP has not yet been approved, however, it is expected to be approved at the Initial Fund’s organizational board meeting which is anticipated to be in February 2022. Accordingly, we have not revised the Application per this comment.

Monachil Credit Income Fund, et. al.

February 10, 2022

Comment #5

On page 2, in the second full paragraph, the Investment Company Act of 1940 is defined as “the 1940 Act.” However, in the headings on the cover page and page 2 it is defined as “the Act.” For consistency, please revise the definition in the headings on the cover page and page 2 to read “the 1940 Act.”

Response #5

The requested change has been made.

Comment #6

On page 3, in the first full paragraph, the Application states that the Adviser is “currently an exempt reporting adviser and is expected to be registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), prior to the Initial Fund’s commencement of operations . . . .” Please explain how the Adviser is currently an exempt reporting adviser and please replace “is expected to” with “will.”

Response #6

(a) Currently, the Adviser qualifies for the private fund adviser exemption under the Investment Advisers Act of 1940, as amended, and Connecticut law as it only manages a single private fund with AUM less $150 million. Accordingly, the Adviser has filed a report using Form ADV disclosing its reliance on such exemptions.

(b) The requested change has been made.

Comment #7

Also on page 3, in the first full paragraph, please: (a) in the fourth sentence, replace “investment management” with “advisory,” (b) in the fifth sentence, delete “currently,” and (c) revise the sixth sentence to state “Under the terms of the Investment Management Agreement, and subject to the authority of the Board, the Adviser is responsible for the overall management of the Initial Fund’s business affairs and selecting the Initial Fund’s investments according to the Initial Fund’s investment objectives, policies, and restrictions.”

Response #7

The requested changed have been made.

Monachil Credit Income Fund, et. al.

February 10, 2022

Comment #8

On page 5, please revise footnote 12 to include no more than five recent precedent. Please make the same change on page 9, in the second full paragraph.

Response #8

The requested change has been made.

Comment #9

On page 13, under the section titled “Applicants’ Condition,” please add the words “or replaced,” after “from time to time” and before “as if those rules applied....”

Response #9

The requested change has been made.

Comment #10

Also on page 13, under the section titled “Conclusion,” in the second sentence of the first paragraph, after the words “protection of investors and will,” please replace the word “insure” with “ensure.”

Response #10

The requested change has been made.

* * * * *

If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact me at (202) 239-3346.

Sincerely,

/s/ David J. Baum

David J. Baum

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